Exhibit 21

Subsidiaries of the Registrant

Subsidiaries of the Registrant	Jurisdiction of Incorporation or Organization	Percentage Voting Stock Held by Registrant

Guaranty Bank	Missouri	100%

Guaranty Statutory Trust I	Delaware Statutory Trust	100%

Guaranty Statutory Trust II	Delaware Statutory Trust	100%